CONSENT OF KEN KUCHLING

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of NovaGold Resources Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

  The technical report dated August 13, 2003, as amended September 22, 2003, titled “Preliminary Economic Study, Rock Creek Project, Nome, Alaska” prepared by Norwest Corporation (the “Amended Report”), and the qualifying certificate I executed in connection with the Amended Report dated September 22, 2003; and

  The final prospectus of the Company dated September 25, 2003, which incorporates by reference the Amended Report.

Dated October 16, 2003, at Calgary, Alberta

/s/ Ken Kuchling
Ken Kuchling